UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Arca Open-End Fund Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4551 Glencoe Avenue

Marina Del Rey, California 90292

Telephone Number (including area code): 888-526-1997

Name and address of agent for service of process:

Philip Liu, Esq.

Arca Capital Management, LLC

4551 Glencoe Avenue

Marina Del Rey, California 90292

(Tel.) 888-526-1997

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐ NO ☒

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Marina Del Rey and State of California on the 22nd day of July 2024.

ARCA OPEN-END FUND TRUST

BY	/s/ Philip Liu
Philip Liu
(President)

Attest:	/s/ Philip Liu
Philip Liu
(Chief Legal Officer and Trustee)

Attest:	/s/ Vance Jeffery Sanders
Vance Jeffery Sanders
(Principal Financial and Accounting Officer)